Algonquin Power & Utilities Corp. Names Amy Walt Chief Customer Officer
OAKVILLE, Ontario – June 18, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) today announced the appointment of Amy Walt as Chief Customer Officer, effective June 30. In this role, Ms. Walt will be responsible for overseeing all aspects of the customer experience across the Company’s water, gas, and electric operations. Reporting directly to the Chief Executive Officer, she will be responsible for setting the Company’s customer-focused strategy and an operating model that supports sustainable affordability, reliability, and innovation.
“Amy’s expertise in data analytics, process improvement, and customer-centric strategy makes her exceptionally well-suited to help us strengthen trust with our customers, elevate our service standards, and contribute to improved regulatory outcomes,” said Rod West, Chief Executive Officer of AQN. “This appointment is a reflection of our commitment to create sustainable value for our four key stakeholder groups, beginning with the customer.”
Ms. Walt brings more than 25 years of transformational leadership in the utility industry, having held senior leadership roles at Entergy, Consumers Energy, and DTE Energy, where she led customer operations, revenue management, and strategic transformation initiatives. Across these organizations, Ms. Walt developed high-performing teams, championed customer-centric innovations, and drove measurable improvements in service delivery and financial outcomes.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the expected impact and outcomes of Amy Walt’s hiring as Chief Customer Officer; her responsibilities in such role; and the creation of sustainable value for the Company's four key stakeholder groups. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and/or cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2024, and management discussion & analysis for the three months ended March 31, 2025, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.